UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Maptelligent, Inc.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

56564U 103

(Cusip Number)

Joseph A. Cosio-Barron Maptelligent, Inc. 2831 St. Rose Parkway # 297 Henderson, Nevada 89052 (415) 990-8141

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 09, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Richard Ziccardi
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: USA

Number of Shares	7	Sole Voting Power: 539,316,667
Beneficially Owned by Each	8	Shared Voting Power: --
Reporting Person With	9	Sole Dispositive Power: 539,316,667
	10	Shared Dispositive Power: --

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 539,316,667
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 21.5%
14	Type of Reporting Person (See Instructions): IN

1 Based on 2,502,627,447 shares of Common Stock outstanding as of May 8, 2024.

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SCHEDULE 13D

Item 1. Security and Issuer.

Richard Ziccardi (the “Reporting Person”). This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Maptelligent, Inc., Inc., a Nevada corporation (the “Issuer” or “Registrant”). The address of the principal executive offices of the Issuer is 2831 St. Rose Parkway # 297 Henderson, Nevada 89052; its telephone number is (415) 990-8141.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by Richard Ziccardi (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 2831 St. Rose Parkway # 297 Henderson, Nevada 89052.

(c)

The principal occupation of the Reporting Person is serving as a Director and Chief Financial Officer of Maptelligent, Inc., the business address of which is 2831 St. Rose Parkway # 297 Henderson, Nevada 89052. On various dates, the Reporting Person was granted bonus shares by the Issuer in which the Board of Directors of the Issuer agreed.

(d)	The Reporting Person has not been convicted in a criminal proceeding to excluding traffic violations or misdemeanors during the last five years.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the Common Stock listed on Schedule I hereto as a retention bonus; no cash was paid for the Common Stock.

Item 4. Purpose of Transaction.

The Issuer caused the issuance of the Common Stock to the Reporting Person as a retention bonus.

Other than as described above in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Person has no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to formulate specific plans and proposals with respect to, or change his intentions regarding, any or all of the foregoing).

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock beneficial owned by the Reporting Person is held by Richard Ziccardi.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Common Stock was awarded as a retention bonus to the Reporting Person.

Item 7. Exhibits

Schedule I	Common Stock awarded on various dates

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 9, 2024

By:	/s/ Richard Ziccardi
Richard Ziccardi

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SCHEDULE I

The following table lists all transactions in respect of the Reporting Person in the Common Stock, none of which was completed through open market purchases.

Date	Shares awarded	Price
4/09/24	515,000,000	$154,500
8/21/23	6,000,000	$1,800
8/22/23	10,000,000	$3,000
6/08/21	4,666,667	$56,000
1/04/21	3,500,000	$857,500
7/14/20	125,000	$75,000
11/17/20	25,000	$15,000

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